DWS Investment Management Americas, Inc.

100 Summer Street

Boston, MA 02110

February 22, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Rebecca Marquigny

Re:	Post-Effective Amendment No. 164 to the Registration Statement on Form N-1A of DWS Global Income Builder Fund (“Fund”), a series of Deutsche DWS Market Trust (“Registrant”) (Reg. Nos. 002-21789; 811-01236)

Dear Ms. Marquigny,

This letter is being submitted on behalf of the Registrant/Fund in response to comments of the Staff of the Securities and Exchange Commission (the “SEC”) on the above-referenced Post-Effective Amendment (the “Amendment”), which comments were received via telephone on February 8, 2023. The Amendment was filed on behalf of the Fund on December 23, 2022 and has an effective date of March 1, 2023.

The Staff’s comments are restated below followed by the Registrant’s/Fund’s responses.

1.	Comment: We note that Class T is not identified in the EDGAR filing, however there are multiple references to Class T throughout the documents. Please review and reconcile as needed and discuss in correspondence how Class T references will be treated in the subsequent amendment filing.

Response: Please note that the Class T shares have been terminated and that all references to Class T have been removed from the prospectus and SAI.

2.	Comment: With respect to discussion of the use of ELNs, please specifically consider the comments regarding ELNs made by the Staff on February 8, 2023, with respect to DWS Global Macro Fund (in a filing made by Deutsche DWS International Fund, Inc.). Consider those comments with respect to all of the unique aspects of the Fund’s principal strategy and modify the corresponding disclosure changes to differentiate the Fund’s use of ELNs where appropriate.

Response: All relevant disclosure changes resulting from comments on the Registration Statement for Deutsche DWS International Fund, Inc. have been incorporated into the Registration Statement for the Fund. In addition, please note that the Fund’s expected use of ELNs is consistent with that of the DWS Global Macro Fund.

3.	Comment: In “Derivatives risk” specifically identify the derivative instruments the Fund principally relies upon to achieve its investment objective and consider adding appropriately tailored risk disclosure.

Response: The Fund believes that the current disclosure is appropriate. The derivative instruments that the Fund principally relies upon are identified in the “Principal Investment Strategies” section of the prospectus. The Fund does not believe that the level at which portfolio management may use such derivative instruments represents a level of risk that warrants additional disclosure. The Fund believes that the current Derivatives risk disclosure appropriately discloses the risks to the Fund from its derivatives instruments.

4.	Comment: The distinction between “Market risk” and “Market disruption risk” is not clear. For clarity, please review and revise as required by the nuance each risk is intended to capture. Alternatively, consider combining the disclosure and deleting one of the two risks.

Response: “Market risk” has been removed from the prospectus.

5.	Comment: Under the heading “Management Fee” there is disclosure regarding fee waivers and/or expense reimbursements. If the fee waivers and/or expense reimbursements will be reflected in the expense table, please provide a revised expense table and example for Staff review in sufficient time to resolve any potential comments that may result.

Response: The fee waivers/expense reimbursements are not reflected in the expense table.

6.	Comment: Under “Institutional Class Shares – Investment Minimum,” please describe the 7th and 8th bullet points without reference to information that is not disclosed and readily available to Fund investors.

Response: Please note that the identified disclosure relates to a share class that is intended for investment by institutional investors, and the disclosure is therefore tailored to the knowledge level of such investors. We respectfully decline to make changes to the disclosure at this time.

7.	Comment: Under the heading “How to Exchange Shares” there is disclosure regarding use of the internet and of the mobile app. If the revised exchange privileges are limited by class, please state that. The presentation here should be consistent with the disclosure under the “How to Buy Shares” heading.

Response: The Fund believes that the existing disclosure is accurate and consistent throughout the document. We will review and consider updates as warranted.

8.	Comment: There is disclosure under the heading “24-hour access via Internet and mobile.” Please consider providing that information earlier in the prospectus in a location where it would help investors determine what will relate to their holdings.

Response: The Fund believes the current location of the disclosure is appropriate. We will review and consider updates as warranted.

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9.	Comment: Regarding Part C, Item 30 – Please note that if you were to request acceleration of effectiveness we would require you to revise the response to Item 30 to include the indemnification representation required by Rule 484 of the Securities Act.

Response: The Registrant does not currently intend to request accelerated effectiveness of the Registration Statement.

If you have any questions regarding any of the foregoing or require additional information, please call me at (617) 295-3681.

Sincerely yours,

/s/Laura McCollum

Laura McCollum

Senior Legal Counsel

DWS Investment Management Americas, Inc.

cc. John Marten, Vedder Price PC

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